United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number 001-41419

INTER & Co, INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, State of Minas Gerais, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                        Form 40-F ☐

EXHIBIT INDEX

Exhibit #	Description of Exhibit
99.1	Unaudited interim condensed consolidated statements June 30, 2024

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & Co, INC.

By:	/s/ Santiago Horacio Stel
	Name:	Santiago Horacio Stel
	Title:	Senior Vice President of Finance and Risks
Date: August 07, 2024